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                                   EXHIBIT 20

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Financial Contact:  Carroll Kimball,  Telephone: 615 / 748-2455,  Fax: 615 / 748-2755
Media Contact:      Vicki Kessler,    Telephone: 615 / 748-2912,  Fax: 615 / 748-2535
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For Immediate Release

FIRST AMERICAN ANNOUNCES 2-FOR-1 STOCK SPLIT AND A 29% INCREASE IN THE QUARTERLY
                                    DIVIDEND

     NASHVILLE, TENN., April 17, 1997 -- First American Corporation (NASDAQ:
FATN) today announced a 2-for-1 stock split and a 29% increase in the quarterly dividend of First American common stock.

     The 2-for-1 stock split will be issued on May 9, 1997, to shareholders of record on April 28, 1997. As a result of this stock split, shareholders will receive one additional share for each share owned on April 28.

     On a pre-split basis, the quarterly dividend will be increased from $.31 per share to $.40 per share. The dividend will be payable on May 30, 1997, to shareholders of record on May 15, 1997. On a post-split basis, the new quarterly dividend will be $.20 per share.

     Commenting on the board of directors' actions, Dennis C. Bottorff, chairman and CEO, said, "We are excited about the board's decision to authorize the 2-for-1 stock split and to increase the dividend by 29%. These moves are consistent with the company's strategy to more aggressively manage its capital base. First American's performance continues to make steady gains as our position in the markets we serve strengthens. We believe these actions are indicative of our board's confidence in our future."

     Each shareholder of record will be mailed a certificate representing one additional share for each share held as of the close of business on April 28. With respect to shares participating in First American's Dividend Reinvestment Plan, First American will not mail certificates. Instead, First American will mail account statements crediting the additional shares resulting from the split. Certificates currently owned by shareholders will continue to represent shares held and will not be exchanged for new certificates. Therefore, certificates should not be returned to the company or to its transfer agent.


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